EXHIBIT 17.1

February 1, 2016

Dais Analytic Corporation

11552 Prosperous Drive

Odessa, Florida 33556

Re; Letter of Resignation

To the Board of Directors of Dais Analytic Corporation,

Please be advised that I hereby resign from my position as a member of the Board of Directors (the "Board") of Dais Analytic Corporation (the "Company"), effective immediately. My resignation results from my disagreements with the Company on matters related to the Company's operation, policies and practices since I joined the Board on or about October 20, 2014,

Please be further advised that my resignation shall not be considered as a waiver of the nomination right granted to Soex (Hong Kong) Industry & Investment Co., ("Soex") pursuant to Section 4(i) (Nomination of Director) of that certain Securities Purchase Agreement, dated January 17, 2014, between the Company and Soex (the "Purchase Agreement"). Soex reserves the right to nominate a Board Designee (as defined in the Purchase Agreement), as well as to nominate a board observer under the Purchase Agreement.

I ask that you place this resignation in the minutes of the Company and include a copy of this letter in any Form 8-K filing related thereto.

Sincerely,

By:	/s/ Sharon Han
Sharon Han